Filed by Voya Mutual Funds (SEC File Nos.: 33-56094; 811-7428) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

April 17, 2015

Voya Investment Management

Client Talking Points

Voya Global Natural Resources Fund

Voya Investment Management (formerly, ING U.S. Investment Management) has announced the following changes to the Fund.

Planned Change(s)	Effective Date (on or about)	Merging Portfolio Name	Surviving Portfolio Name
Reorganization	May 22, 2015	Voya Global Natural Resources Fund	Voya Global Value Advantage Fund

The Board of Trustees (the “Board”) of Voya Global Natural Resources Fund (the “Global Natural Resources Fund”) and Voya Global Value Advantage Fund (“Global Value Advantage Fund”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”). The approval of shareholders of the Voya Global Natural Resources Fund is required before the Merger may take place.

■	What is happening?
o	On September 12, 2014, each Fund’s Board approved a proposal to merge Global Natural Resources Fund into Global Value Advantage Fund.
o	Shareholders of Global Natural Resources Fund were sent a combined proxy statement and prospectus on or about March 12, 2015.
o	A shareholder meeting will be held on or about May 5, 2015.
o	Pending shareholder approval, the Merger will occur as of the close of business on or about May 22, 2015.
o	Voya Investment Management Co. LLC (“Voya IM”) serves as sub-adviser to both Funds. If the Merger is approved, shareholders in the Global Natural Resources Fund will become shareholders in Global Value Advantage Fund as of the close of business on or about May 22, 2015.
o	A prospectus supplement was filed on or about October 8, 2014 notifying shareholders of the changes.

April 17, 2015

Client Talking Points

■	What factors did the Board consider?
o	The Board, in approving the Reorganization, considered a number of factors, including, but not limited to, the following:

o	an analysis of Voya IM as sub-adviser to each Fund;
o	Management’s view that Global Natural Resources Fund is sub-scale;
o	Management’s representations that the Reorganization is part of the Adviser’s business initiative of building scale in key strategies and eliminating sector-specific funds in order to enhance the efficiency, and reduce the complexity, of the Voya family of funds; the lower gross and net expense ratios that current shareholders in Global Natural Resources Fund are expected to experience as a result of the Reorganization;
o	the implementation of breakpoints with respect to Global Value Advantage Fund’s advisory fee, which has the potential to reduce advisory fees in the future;
o	representations from the Funds’ Chief Investment Risk Officer supporting the Reorganization, including his view that the strategy into which Global Natural Resources Fund would be merged constitutes an attractive investment proposition;
o	the similarities and differences in the investment strategies of Global Natural Resources Fund and the Global Value Advantage strategy that would be employed in managing the surviving Fund;
o	the larger combined asset size of the two Funds, benefitting them with increased scale and the potential to maintain long-term scale benefits for the shareholders of both Funds;
o	the fact that direct and indirect costs relating to the Reorganization (with the exception of implicit transition costs) will not be borne by either of Global Natural Resources Fund or Global Value Advantage Fund or their respective shareholders;
o	the expected tax consequences of the Reorganization to Global Natural Resources Fund and its shareholders, including that the Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization;
o	the Board’s determination that the Reorganization is in the best interest of Global Natural Resources Fund;
o	and the Board’s conclusion that the Reorganization will not dilute the interests of the shareholders of Global Natural Resources Fund.

o	During their deliberations, different Board members may have given different weight to different individual factors and related conclusions.

■	How do the Investment Objectives compare?

As described in the chart that follows, the Funds have similar investment objectives.

	Global Natural Resources Fund	Global Value Advantage Fund
Investment Objective	The Fund seeks to attain long-term capital appreciation.	The Fund seeks long-term capital growth and current income.

April 17, 2015

Client Talking Points

■	What is the experience of the Voya Investment Management Team?

Global Value Advantage Fund is managed by the Voya IM team of Christopher Corapi, Vincent Costa, Martin Jansen, David Rabinowitz, and James Ying.

Christopher F. Corapi

Portfolio Manager

Christopher F. Corapi, Portfolio Manager and Chief Investment Officer of equities, joined Voya IM in February 2004. Prior to joining Voya IM, Mr. Corapi served as global head of equity research at Federated Investors since 2002. He served as head of U.S. equities and portfolio manager at Credit Suisse Asset Management beginning in 2000 and head of emerging markets research at JPMorgan Investment Management beginning in 1998.

Vincent Costa, CFA

Portfolio Manager

Vincent Costa, CFA, Portfolio Manager, also serves as the Head of the Portfolio Engineering Group responsible for managing quantitative research and both engineered and fundamental strategies.  Mr. Costa joined Voya IM in April 2006 as head of portfolio management for quantitative equity. Prior to joining Voya IM, Mr. Costa managed quantitative equity investments at both Merrill Lynch Investment Management and a Bankers Trust Company.

Martin Jansen

Portfolio Manager

Martin Jansen, Portfolio Manager, manages the Global Value Advantage strategy and has extensive experience running international value strategies. Mr. Jansen joined Voya IM in 1997 as senior manager to co-manage U.S. equity portfolios and was named head of the U.S. equity team in 1999. Mr. Jansen was previously responsible for managing the transition of the U.S. equity trading facility and U.S. equity assets from ING Investment Management The Hague to Voya IM. Prior to joining Voya IM, Mr. Jansen was responsible for the U.S. equity and venture capital portfolios at a large corporate Dutch pension fund.

David Rabinowitz

Portfolio Manager

David Rabinowitz, Portfolio Manager, also serves as Head of International Equity and Director of Equity Research. Mr. Rabinowitz joined Voya IM in January 2008. He was employed by JPMorgan from May 2002 to November 2007 where he held several equity leadership positions. Most recently, he served as director of emerging markets equity research, and before that, was the director of global sector research. Previously, he was a global consumer strategist at UBS Warburg and prior to that, he was a U.S. equity analyst for Smith Barney and Sanford C. Bernstein & Company.

James Ying, CFA

Assistant Portfolio Manager

April 17, 2015

Client Talking Points

James Ying, CFA, Assistant Portfolio Manager and quantitative analyst for U.S. equities, joined Voya IM in 2011. Prior to joining Voya IM, Mr. Ying was a quantitative analyst with Piedmont Investment Advisors from 2009 to 2011, Numeric Investors from 2006 to 2009, and Goldman Sachs Asset Management from 2000 to 2006.

■	How do the fees and expenses compare?

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Funds. Pro Forma fees and expenses, which are the estimated fees and expenses of Global Value Advantage Fund after giving effect to the Reorganization, assume the Reorganization occurred on October 31, 2014.

Annual Fund Operating Expenses[1] Expenses you pay each year as a % of the value of your investment
		Global Natural Resources Fund	Global Value Advantage Fund	Global Value Advantage Fund Pro Forma
Class A
Management Fees	%	0.89	0.90	0.85
Distribution and/or Shareholder Services (12b-1) Fees	%	0.25	0.25	0.25
Administrative Services Fees	%	0.10	0.10	0.10
Other Expenses	%	0.33	0.24	0.23
Total Annual Fund Operating Expenses	%	1.57	1.49	1.43
Waivers and Reimbursements	%	-0.07[2]	-0.14[3]	-0.08[3]
Total Annual Fund Operating Expenses after Waivers and Reimbursements	%	1.50	1.35	1.35

Class I
Management Fees	%	0.89	0.90	0.85
Distribution and/or Shareholder Services (12b-1) Fees	%	None	None	None
Administrative Services Fees	%	0.10	0.10	0.10
Other Expenses	%	0.22	0.21	0.19
Total Annual Fund Operating Expenses	%	1.21	1.21	1.14
Waivers and Reimbursements	%	None[2]	-0.11[3]	-0.04[3]
Total Annual Fund Operating Expenses after Waivers and Reimbursements	%	1.21	1.10	1.10

Class W
Management Fees	%	0.89	0.90	0.85
Distribution and/or Shareholder Services (12b-1) Fees	%	None	None	None
Administrative Services Fees	%	0.10	0.10	0.10
Other Expenses	%	0.33	0.24	0.23
Total Annual Fund Operating Expenses	%	1.32	1.24	1.18
Waivers and Reimbursements	%	-0.07[2]	-0.14[3]	-0.08[3]
Total Annual Fund Operating Expenses after Waivers and Reimbursements	%	1.25	1.10	1.10

1.	Expense ratios have been adjusted to reflect current contractual rates.

April 17, 2015

Client Talking Points

2.	The Adviser is contractually obligated to limit expenses to 2.00%, 1.75%, and 1.75% for Class A, Class I, and Class W shares, respectively, through March 1, 2017. This limitation is subject to recoupment by the Adviser within 36 months of the waiver or reimbursement. The Adviser is contractually obligated to further limit expenses to 1.50%, 1.25%, and 1.25% for Class A, Class I, and Class W shares, respectively, through March 1, 2017. Any fees waived pursuant to this limitation shall not be eligible for recoupment. Termination or modification of these obligations requires approval by the Board. The limitations do not extend to interest, taxes, brokerage commissions, extraordinary expenses, and Acquired Fund Fees and Expenses.
3.	The Adviser and Distributor are contractually obligated to limit expenses to 1.35%, 1.10%, and 1.10% for Class A, Class I, and Class W shares, respectively, through March 1, 2017. The limitation does not extend to interest, taxes, brokerage commissions, extraordinary expenses, and Acquired Fund Fees and Expenses. This limitation is subject to possible recoupment by the Adviser and Distributor within 36 months of the waiver or reimbursement.

■	How does Global Natural Resources Fund performance compare to Global Value Advantage Fund?

The following information is intended to help you understand the risks of investing in the Funds. The following bar charts show the changes in each Fund’s Class A shares’ performance from year to year, and the table compares their performance to the performance of broad-based securities market index/indices for the same period. Each Fund’s performance information reflects applicable fee waivers and/or expense limitations in effect during the period presented. Absent such fee waivers/expense limitations, if any, performance would have been lower. Sales charges are not reflected in the bar charts. If they were, returns would be less than shown. However, the table includes all applicable fees and sales charges. The Funds’ past performance (before and after taxes) is no guarantee of future results.

Voya Global Natural Resources Fund - Calendar Year Total Returns (as of December 31 of each year)

Best quarter: 1st, 2006, 22.92% and Worst quarter: 3rd, 2008, -30.45%

Voya Global Value Advantage Fund - Calendar Year Total Returns (as of December 31 of each year)

Best quarter: 2nd, 2009, 26.13% and Worst quarter: 3rd, 2008, -18.10%

April 17, 2015

Client Talking Points

Average Annual Total Returns % (for the periods ended December 31, 2014)
		1 Year	5 Years	10 Years	Since Inception	Inception Date
Global Natural Resources Fund
Class A before taxes	%	-17.27	-0.30	5.60	N/A	12/03/1975
After tax on distributions	%	-17.35	-0.35	4.74	N/A
After tax on distributions with sale	%	-9.72	-0.22	4.47	N/A
S&P NANRS Index[1]	%	-9.77	4.28	7.65	N/A
Class I before taxes	%	-12.07	1.27	N/A	-0.07	08/01/2007
S&P NANRS Index[1]	%	-9.77	4.28	N/A	1.30
Class W before taxes	%	-12.14	1.14	N/A	-1.10	02/12/2008
S&P NANRS Index[1]	%	-9.77	4.28	N/A	0.89

Global Advantage Value Fund[2,3]
Class A before taxes	%	-8.34	4.17	7.31	N/A	04/19/1993
After tax on distributions	%	-9.06	3.43	6.90	N/A
After tax on distributions with sale	%	-4.14	3.32	5.99	N/A
MSCI ACW IndexSM 4,5%		4.16	9.17	6.09	N/A
MSCI EAFE® Index[4,5]	%	-4.90	5.33	4.43	N/A
Class I before taxes	%	-2.52	5.70	N/A	7.16	09/06/2006
MSCI ACW IndexSM 4,5%		4.16	9.17	N/A	4.90
MSCI EAFE® Index[4,5]	%	-4.90	5.33	N/A	2.12
Class W before taxes	%	-2.48	5.68	N/A	8.08	06/01/2009
MSCI ACW IndexSM 4,5%		4.16	9.17	N/A	11.67
MSCI EAFE® Index[4,5]	%	-4.90	5.33	N/A	8.01

1.	The index returns do not reflect deductions for fees, expenses, or taxes.
2.	Prior to December 1, 2014, the Fund had a different investment objective and principal investment strategies.
3.	Effective November 30, 2012, Voya Investment Management Co. LLC was appointed as the sub-adviser to the Fund along with changes to the Fund’s name and principal investment strategies. Performance prior to November 30, 2012 is attributable to a different sub-adviser.
4.	The index returns include the reinvestment of dividends and distributions net of withholding taxes, but do not reflect fees, brokerage commissions or other expenses.
5.	On December 1, 2014, the fund changed its primary benchmark from the MSCI EAFE® Index to the MSCI ACW IndexSM because the MSCI ACW IndexSM is considered by the Adviser to be a more appropriate benchmark reflecting the types of securities in which the Fund invests.

For financial professional use only.  Not for inspection by or distribution to the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For information regarding the Fund, please call Voya Investment Management toll free at 1-800-992-0180.

For information regarding any of the Portfolios discussed in this Client Talking Points, please call Voya Investment Management toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of Voya Global Natural Resources Fund with and into Voya Global Value Advantage Fund, please call Voya Investment Management toll free at 1-800-992-0180. This Client Talking Points is qualified in its entirety by reference to the

April 17, 2015

Client Talking Points

Proxy Statement/ Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about Fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources Voya Investment Management considers reliable; Voya Investment Management does not represent that such information is accurate or complete. Certain statements contained herein may constitute "projections," "forecasts" and other "forward-looking statements" which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as: (i) an offer to buy any security; or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. Voya Investment Management assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

Your clients should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. For a free copy of the Fund’s prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya Investment Management at 1-800-992-0180. Please instruct your clients to read the prospectus carefully before investing.

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